Exhibit 99.1

Unaudited Interim Report

for the nine month period ended

30 September 2010

The following is a review of our financial condition and results of operations as of 30 September 2010 and for the nine month periods ended 30 September 2010 and 2009, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” of our Annual Report on Form 20-F for the year ended 31 December 2009 filed with the SEC on 15 April 2010 (“2009 Annual Report”) for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our 2009 Annual Report for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2009 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2010 and for the nine month periods ended 30 September 2010 and 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2010 and for the nine month periods ended 30 September 2010 and 2009. The reported numbers as of 30 September 2010 and for the nine months ended 30 September 2010 and 2009 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine months ended 30 September 2010 and 2009 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske ®and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2009, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

On 18 November 2008, we completed our combination with Anheuser-Busch, the largest brewer of beer and other malt beverages in the United States. Following the Anheuser-Busch acquisition and the resulting increased leverage, we performed a series of assets disposals in 2009. Pursuant to the disposal program we divested during 2009: our 27% stake in Tsingtao (China), Oriental Brewery (Korea), four metal beverage can lid manufacturing plants from the US metal packaging subsidiary, Busch Entertainment Corporation, our Central European operations, the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland and the Labatt USA distribution rights. Our unaudited interim consolidated financial information for the nine months ended 30 September 2010 reflects the performance of our business after the completion of the significant disposals we undertook during 2009.

Results of Operations for the Nine Months Ended 30 September 2010 Compared to Nine Months Ended 30 September 2009

The table below presents our condensed consolidated results of operations for the nine months ended 30 September 2010 and 2009.

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	299,141	306,884	(2.5)
Revenue	26,824	27,461	(2.3)
Cost of sales	(11,959)	(12,894)	7.3
Gross profit	14,865	14,567	2.0
Distribution expenses	(2,128)	(1,970)	(8.0)
Sales and marketing expenses	(3,530)	(3,582)	1.5
Administrative expenses	(1,475)	(1,619)	8.9
Other operating income/expenses	376	467	(19.5)
Exceptional items	(192)	318	(160.4)
Profit from operations	7,916	8,182	(3.3)

EBITDA, as defined(2)	9,847	10,250	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(thousand hectoliters)		(%)(1)
North America	99,930	104,438	(4.3)
Latin America North	85,136	75,762	12.4
Latin America South	23,322	23,050	1.2
Western Europe	24,058	25,487	(5.6)
Central & Eastern Europe	21,002	32,634	(35.6)
Asia Pacific	40,648	42,021	(3.3)
Global Export & Holding Companies	5,045	3,492	44.5

Total	299,141	306,884	(2.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine months ended 30 September 2010 decreased 7.7 million hectoliters, or 2.5%, to 299.1 million hectoliters compared to our consolidated volumes for the nine months ended 30 September 2009.

The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009.

•

The 2009 acquisitions and disposals include the acquisition of a Pepsi bottler in Bolivia and the disposals of Oriental Brewery; the Tennent’s Lager brand and associated trading assets and our Central European operations. These acquisitions and disposals negatively impacted our volumes by 14.7 million hectoliters (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

Excluding volume changes attributable to the acquisition and disposals described above, our consolidated volumes would have increased by 7.0 million hectoliters, or 2.3% and our own beer volumes would have increased by 2.3% in the nine months ended 30 September 2010 compared to our volumes for the nine months ended 30 September 2009. The increase in volumes results mainly from continued strong performances in certain key brands led by Budweiser internationally, Antarctica, Brahma and Skol in Brazil and Harbin in China. On the same basis, in the nine months ended 30 September 2010, our non-beer volumes grew by 4.6% compared to our volumes for the nine months ended 30 September 2009.

North America

In the nine months ended 30 September 2010, our volumes in North America declined by 4.5 million hectoliters, or 4.3%, compared to the nine months ended 30 September 2009. Shipment volumes in the United States declined 3.6% between the same periods mainly as a result of a weaker economy and a high unemployment rate causing economic pressure on many consumers. Domestic United States beer sales-to-retailers adjusted for the number of selling days decreased 3.2% in the nine months ended 30 September 2010 compared to the same period in 2009. The difference between shipments and sales-to-retailers reflects a reduction in wholesaler inventories.

In Canada, our beer volumes fell 3.9% during the nine months ended 30 September 2010 resulting from a combination of industry weakness and market share loss due to a competitive pricing environment. Although the top line performance in the third quarter of 2010 compared to the same period in 2009 remained negative, a sequential market share improvement was noted compared to the second quarter of 2010.

Latin America North

In the nine months ended 30 September 2010, our volumes in the Latin America North zone grew by 9.4 million hectoliters, or 12.4%, compared to the same period in 2009, with beer volume growth of 13.7 % and soft drink growth of 9.0% on the same basis. Between the same periods, in Brazil, beer and soft drink volume grew by 14.1% and 9.6%, respectively, as industry growth was driven by a robust macroeconomic environment. Furthermore, new product innovations increased volumes and continued to drive market share gains in Brazil during the period.

Latin America South

Latin America South volumes for the nine month period ended 30 September 2010 increased by 0.3 million hectoliters, or 1.2%, compared to the same period in 2009. This increase includes volumes from our acquisition of a Pepsi bottler in Bolivia in the first quarter of 2009. Excluding the effect of this acquisition, our total volumes would have decreased between the periods by 0.1%, as beer volume growth of 3.4% was reduced by a 5.4% decline in soft drinks. The decline in soft drinks reflects a continued market contraction and difficult year-over-year comparisons, while beer volumes reflect improved market conditions and Stella Artois gained share throughout the zone. In Argentina, beer volumes slightly increased by 0.1% between the periods as strong communication and market activities were made to support the Quilmes brand which boosted volumes during the quarter offsetting the weaker performance earlier in the year.

Western Europe

Our volumes for the nine month period ended 30 September 2010 declined by 1.4 million hectoliters, or 5.6%, compared to the nine month period ended 30 September 2009. Excluding the disposals of the Tennent’s Lager brand and associated trading assets described above, our total volumes, including subcontracted volumes, decreased by 2.1%, while our own beer volumes decreased by 1.0% in the nine months ended 30 September 2010 compared to the same period in 2009. In Belgium, our own beer volume fell 3.4% across the same periods mainly due to trade disruptions in January 2010 as a consequence of social actions and poor weather conditions in the first and third quarters. In Germany, our own beer volumes declined 8.6% across the same periods, mainly driven by deteriorating industry conditions and continued price competition in the off-trade market. In the United Kingdom, excluding the disposals described above, our own beer volumes increased 3.1% in the nine months ended 30 September 2010 compared to the same period in 2009, attributable to a strong performance of Budweiser, which drove brand volume in off-trade channels.

Central & Eastern Europe

Our volumes for the nine month period ended 30 September 2010 declined by 11.6 million hectoliters, or 35.6%, compared to the nine month period ended 30 September 2009. Excluding the disposal of our Central European operations described above, our volumes decreased 1.0% across the same periods. In Russia, volumes declined 1.2% across the periods reflecting industry weakness as a result of the excise tax increase at the beginning of January 2010. In Ukraine, beer volumes slightly declined by 0.5% for the nine month period ended 30 September 2010 compared to the same period in 2009.

Asia Pacific

        For the nine months ended 30 September 2010, our volumes declined 1.4 million hectoliters, or 3.3%, compared to the same period in 2009. Excluding the disposal of Oriental Brewery described above, our volumes in China increased by 5.3% across the same periods led by Harbin as the brand benefited from continued FIFA World Cup exposure and growth of the Harbin Ice line extension. Additionally, the national launch of Budweiser Lime supported a strong Budweiser performance.

Global Export & Holding Companies

For the nine months ended 30 September 2010, Global Export & Holding Companies volume increased 1.6 million hectoliters, or 44.5%, from the same period in 2009.

Revenue

The following table reflects changes in revenue across our business zones for the nine month period ended 30 September 2010 as compared to our revenue for the nine month period ended 30 September 2009.

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	11,738	11,961	(1.9)
Latin America North	6,859	4,950	38.6
Latin America South	1,460	1,302	12.1
Western Europe	2,975	3,258	(8.7)
Central & Eastern Europe	1,265	1,979	(36.1)
Asia Pacific	1,394	1,590	(12.3)
Global Export & Holding Companies	1,133	2,423	(53.2)

Total	26,824	27,461	(2.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 26,824 million for the nine months ended 30 September 2010. This represented a decline of 2.3% as compared to our consolidated revenue for the nine months ended 30 September 2009 of USD 27,461 million. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals negatively impacted our consolidated revenue by USD 2,618 million (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

•

Our consolidated revenue for the nine months ended 30 September 2010 also reflects a favorable currency translation impact of USD 1,129 million mainly arising from currency translation effects in Latin America North and North America (Canada).

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our revenue would have increased 3.1% for the nine months ended 30 September 2010 compared to the nine months ended 30 September 2009. Our consolidated revenue for the nine months ended 30 September 2010 was partly impacted by the developments in volume discussed above. The main business zone contributing to growth in our consolidated revenues was Latin America North, where revenue growth was attributable to favorable currency translation effects, higher volumes in beer and non-beer categories and overall industry growth driven by the robust Brazilian economy. On the same basis, revenue per hectoliter grew reflecting positive momentum partially offset by geography mix, as Latin America North and Asia Pacific grew faster than zones with higher revenue per hectoliter, and by the excise tax impact in Russia.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the nine month period ended 30 September 2010 as compared to the nine month period ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	(5,341)	(5,757)	7.2
Latin America North	(2,287)	(1,600)	(42.9)
Latin America South	(583)	(520)	(12.1)
Western Europe	(1,390)	(1,457)	4.6
Central & Eastern Europe	(668)	(923)	27.6
Asia Pacific	(775)	(830)	6.6
Global Export & Holding Companies	(915)	(1,807)	49.4

Total	(11,959)	(12,894)	7.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 11,959 million for the nine months ended 30 September 2010. This represented a decrease of USD 935 million, or 7.3%, compared to our consolidated cost of sales for the nine months ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated cost of sales by USD 1,485 million (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

•

Our consolidated cost of sales for the nine months ended 30 September 2010 also reflects a negative currency translation impact of USD 345 million mainly arising from currency translation effects in Latin America North and North America (Canada).

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our cost of sales would have increased by 1.6% as compared to the nine months ended 30 September 2009 as higher raw material and packaging costs in Latin America North and Latin America South offset procurement savings and best practices program in North America and Western Europe. On the same basis, cost of sales per hectoliter decreased primarily as result of geography mix as Latin America North and Asia Pacific grew faster than zones with higher cost of sales per hectoliter.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine month period ended 30 September 2010 as compared to the nine month period ended 30 September 2009. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine month period ended 30 September 2010 were USD 6,757 million, representing an increase of USD 54 million, or 0.8% compared to our operating expenses for the nine month period ended 30 September 2009.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine month period ended 30 September 2010 as compared to the nine month period ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	(594)	(610)	2.6
Latin America North	(784)	(517)	(51.6)
Latin America South	(119)	(115)	(3.5)
Western Europe	(299)	(351)	14.8
Central & Eastern Europe	(145)	(191)	24.1
Asia Pacific	(106)	(111)	4.5
Global Export & Holding Companies	(80)	(76)	(5.3)

Total	(2,128)	(1,970)	(8.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,128 million for the nine months ended 30 September 2010. This represented an increase of USD 158 million, or 8.0%, as compared to the nine months ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated distribution expenses by USD 124 million (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

•	Our consolidated distribution expenses for the nine month period ended 30 September 2010 also reflect a negative currency translation impact of USD 127 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 7.9% resulting from higher transportation costs in Latin America North and Asia Pacific related to geographic expansion and tariff increases in Russia and Ukraine.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine month period ended 30 September 2010 as compared to the nine month period ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	(1,205)	(1,254)	3.9
Latin America North	(864)	(654)	(32.1)
Latin America South	(166)	(129)	(28.7)
Western Europe	(539)	(580)	7.1
Central & Eastern Europe	(273)	(361)	24.4
Asia Pacific	(353)	(390)	9.5
Global Export & Holding Companies	(130)	(214)	39.3

Total	(3,530)	(3,582)	1.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 3,530 million for the nine months ended 30 September 2010. This represented a decrease of USD 52 million, or 1.5%, as compared to our sales and marketing expenses for the nine months ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated sales and marketing expenses by USD 322 million (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

•	Our consolidated sales and marketing expenses for the nine month period ended 30 September 2010 also reflect a negative currency translation impact of USD 130 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation, our overall sales and marketing expenses for the nine months ended 30 September 2010 would have increased 3.9%, resulting from increased investments in our key brands, innovation and sponsoring activities (e.g. FIFA World Cup) offset in part by reductions in “non-working money” (that is, expenses that do not directly impact revenue, sales volumes or beer value since they are not directly visible to consumers) in North America.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the nine months ended 30 September 2010 as compared to the nine months ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	(408)	(452)	9.7
Latin America North	(396)	(364)	(8.8)
Latin America South	(53)	(54)	1.9
Western Europe	(224)	(262)	14.5
Central & Eastern Europe	(76)	(126)	39.7
Asia Pacific	(104)	(109)	4.6
Global Export & Holding Companies	(214)	(253)	15.4

Total	(1,475)	(1,619)	8.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,475 million for the nine months ended 30 September 2010. This represented a decrease of USD 144 million, or 8.9%, as compared to our consolidated administrative expenses for the nine months ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009. These 2009 acquisitions and disposals include the following:

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated administrative expenses by USD 73 million (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

•	Our consolidated administrative expenses for the nine month period ended 30 September 2010 also reflect a negative currency translation impact of USD 49 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have decreased by 7.4% as a result of disciplined fixed cost management and lower accruals for variable compensation as compared to the same period in 2009.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the nine months ended 30 September 2010 as compared to the nine months ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	41	20	105.0
Latin America North	211	153	37.9
Latin America South	(5)	(7)	28.6
Western Europe	58	(83)	169.9
Central & Eastern Europe	2	(96)	102.1
Asia Pacific	30	12	150.0
Global Export & Holding Companies	39	467	(91.6)

Total	376	467	(19.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the nine months ended 30 September 2010 was USD 376 million. This represented a decrease of USD 91 million, or 19.5%, compared to the nine months ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals negatively impacted our consolidated other operating income and expenses by USD 5 million (net) for the nine months ended 2010 compared to the nine months ended 30 September 2009.

•	Our consolidated other operating income/expenses for the nine month period ended 30 September 2010 also reflect a positive currency translation impact of USD 30 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income would have decreased USD 117 million for the nine months ended 30 September 2010 as compared to the same period in 2009 as the 2009 results were impacted by a curtailment gain in 2009 in North America following the amendment of certain U.S. pensions and post-retirement healthcare benefits as part of the Anheuser-Busch integration.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the nine month period ended 30 September 2010, exceptional items consisted of restructuring charges and business and asset disposals. Exceptional items were as follows for the nine month period ended 30 September 2010 and 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009
	(USD million)
Restructuring (including impairment losses)	(218)	(153)
Business and asset disposal (including impairment losses)	26	471

Total	(192)	318

Restructuring

Exceptional restructuring charges amounted to USD 218 million for the nine month period ended 30 September 2010 as compared to USD 153 million for the nine month period ended 30 September 2009. The 2010 charges are primarily related to the continued Anheuser-Busch integration in North America and organizational alignments in Western Europe. In addition, these charges include restructuring and impairment losses related to the closure of the Hamilton Brewery in Canada. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones and are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 26 million for the nine month period ended 30 September 2010 compared to a net benefit of USD 471 million for the same period in 2009. For the nine month period ended 30 September 2010, the balance reflects a net impact resulting from a gain on the settlement of the deferred portion of the sale proceeds from the disposal of Oriental Brewery of USD 50 million. This was offset in part by a net realizable fair value reduction of USD 33 million, recognized on certain non-core Anheuser-Busch assets resulting from the review of the recoverability of those assets. These non-core assets were recognized as assets held for sale as of 30 September 2010. A further expense of USD 9 million relates to adjustments of accruals and provisions relating to certain disposals that took place in 2009.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine month period ended 30 September 2010 as compared to the nine month period ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%) (1)
North America	4,053	3,953	2.5
Latin America North	2,736	2,072	32.0
Latin America South	527	470	12.1
Western Europe	521	465	12.0
Central & Eastern Europe	105	281	(62.6)
Asia Pacific	86	147	(41.5)
Global Export & Holding Companies	(113)	794	(114.2)

Total	7,916	8,182	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 7,916 million for the nine months ended 30 September 2010. This represented a decrease of USD 266 million, or 3.3%, as compared to our profit from operations for the nine months ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009, currency translation effects and the effects of certain exceptional items as described above.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine month period ended 30 September 2010 as compared to the nine month period ended 30 September 2009:

	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Change
	(USD million)		(%)(1)
Profit	4,205	4,187	—
Net finance cost	2,734	2,959	—
Income tax expense	1,372	1,421	—
Share of result of associates	(395)	(385)	—

Profit from operations	7,916	8,182	(3.3)
Depreciation, amortization and impairment	1,931	2,068	(6.6)

EBITDA, as defined(2)	9,847	10,250	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined” of our 2009 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, decreased to USD 9,847 million for the nine months ended 30 September 2010. This represented a decrease of USD 403 million, or 3.9%, as compared to our EBITDA, as defined, for the nine month period ended 30 September 2009. The results for the nine months ended 30 September 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 127 million (before impairment losses) of certain exceptional items in the nine month period ended 30 September 2010, as compared to a positive impact of USD 318 million during the nine month period ended 30 September 2009. See “—Exceptional Items” above for a description of the exceptional items during the nine months ended 30 September 2010 and 2009.

Net Finance Cost

Our net finance cost for the nine month period ended 30 September 2010 was USD 2,734 million, as compared to USD 2,959 million for the nine month period ended 30 September 2009, or a decrease of USD 225 million.

Net finance cost in the nine month period ended 30 September 2010 included exceptional finance costs of USD 721 million resulting from incremental accretion expenses of USD 190 million and a USD 531 million one-time, mark-to-market adjustment as certain interest rate swaps hedging our senior facilities became ineffective as a result of the repayment and refinancing of these facilities. For the nine months ended 30 September 2009, exceptional finance costs were positive USD 5 million.

Excluding these exceptional finance costs, net finance costs decreased by USD 951 million to USD 2,013 million for the nine month period ended 30 September 2010 compared to the same period in 2009. This decrease is mainly the result of lower net interest charges as a result of reduced net debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt, favorable foreign exchange variances arising from EUR/USD currency fluctuations and gains from derivative contracts entered into to hedge risks associated with different share based payment programs.

Share of result of associates

Our share of result of associates for the nine month period ended 30 September 2010 was USD 395 million as compared to USD 385 million for the nine month period ended 30 September 2009, reflecting the recognition of the results of our investment in Grupo Modelo.

Income Tax Expense

Our total income tax expense for the nine month period ended 30 September 2010 amounted to USD 1,372 million, with an effective tax rate of 26.5% (as compared to 27.2% for the six month period ended 30 September 2009). The decrease in our effective tax rate for the nine month period ended 30 September 2010 was primarily due to a change in profit mix between countries. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,147 million for the nine month period ended 30 September 2010, an increase of USD 294 million from USD 853 million for the nine month period ended 30 September 2009. The increase in profit attributable to non-controlling interests was primarily due to higher AmBev profits and currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine month period ended 30 September 2010 was USD 3,058 million with basic earnings per share of USD 1.92, based on 1,591 million shares outstanding, representing the weighted average number of shares outstanding during the nine month period ended 30 September 2010. Excluding the exceptional items discussed above, profit attributable to our equity holders for 2010 would have been USD 3,821 million and basic earnings per share would have been USD 2.40.

Recent Developments

On 12 October 2010, an Anheuser-Busch InBev subsidiary, Anheuser-Busch InBev Worldwide Inc., announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer totaling up to 8.0 billion USD. Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. These unregistered notes were issued during the first half of 2009 before AB InBev became an SEC reporting company.

On 20 August 2010, our Brazilian listed subsidiary, Companhia de Bebidas das Américas - AmBev (“AmBev”) and Cerveceria Regional S.A (“Regional”) announced that they had agreed to enter into a transaction to combine their business activities in Venezuela whereby Regional’s controlling shareholders would own at closing a 85% interest in the combined venture and AmBev would own the remaining 15%, which may be increased to up to 20% over the next four years. The transaction closed 20 October 2010 and will be reflected in the financial statements of the fourth quarter of 2010.